UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2016
Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other documesnt that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 99.1 is a copy of the press release of Nordic American Tankers Limited (the "Company"), dated January 13, 2016, announcing that the Company has declared a cash dividend of $0.43 per share.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED (registrant)

Dated: January 13, 2016	By:	/s/ Herbjørn Hansson
	Name:	Herbjørn Hansson
	Title:	Chairman, Chief Executive Officer and President

Exhibit 99.1

Nordic American Tankers Limited (NYSE:NAT) – Declaration of Dividend for the 74th consecutive quarter in a strong tanker market for NAT.

Hamilton, Bermuda, January 13, 2016

The Board of Nordic American Tankers Limited has declared a cash dividend of $0.43 per share to shareholders of record January 27, 2016. The dividend is expected to be paid on or about February 10, 2016. The first dividend was paid in the autumn of 1997 and dividend payments have been made for 74 consecutive quarters. The dividend for 2015 as a whole came to $1.59 per share. At yesterday's close, the stock price was $13.32.

Chairman & CEO Herbjørn Hansson commented:

"2015 was a very good year for NAT, with results improving quarter on quarter. The strong tanker market for NAT is continuing into 2016.  In 2015, we grew the fleet from internal financial sources, without issuing equity.  NAT is very different from other tanker companies, a fact which is often neglected by observers and members of the analytical community.

We believe our well tested strategy over more than 10 years, which is based on a strong balance sheet, a homogenous fleet, tight commercial relationships with our clients and the excellent technical quality of our fleet, will serve us well in the time to come.  On a regular basis we are doing business with the largest and the most quality conscious international oil companies, carrying their crude oil all over the world.  I would note that a low oil price is good for NAT. The company now has 26 Suezmax vessels of which two are newbuildings. A Suezmax can take a cargo of one million barrels of oil."

The 4Q2015 earnings report is expected to be released Monday February 8, 2016 before NYSE opening.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

Contacts:

Jan H. A. Moller,
Head of Investor Relations & Financial Manager
Nordic American Tankers Limited
Tel: +47 33 42 73 00 or +47 90 11 53 75

Turid M. Sørensen, CFO & EVP
Nordic American Tankers Limited
Tel: +47 33 42 73 00 or +47 90 57 29 27

Rolf Amundsen, Advisor
 Nordic American Tankers Limited
Tel: +1 800 601 9079 or + 47 908 26 906

Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223

Herbjørn Hansson, Chairman & CEO
Nordic American Tankers Limited
Tel: +1 866 805 9504 or +47 90 14 62 91

Web-site:   www.nat.bm